MICROMEM TECHNOLOGIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED APRIL 30, 2005

This Management’s Discussion and Analysis has been prepared to provide a more substantive discussion on the business of Micromem Technologies Inc. (or “the Company”) and to assist in analyzing the consolidated financial statements.

I.	OVERVIEW

1.	Technology:

The Company is a development stage company that currently operates in a single segment as a developer of non-volatile magnetic memory technology. Non-volatile memory implies the ability to retain information after power has been shut off. The technology is based on ferromagnetism and consists of microscopic magnetic elements and Hall effect sensors deposited on a substrate of silicon and glass.

The Company conducts its research in conjunction with several research collaboration partners under formal agreements. The principal such working arrangements include agreements with:

a.	Materials and Manufacturing Ontario: the Company is completing a research collaboration agreement whereby research is being completed on the magnetic structure development for memory devices.

b.	The University of Toronto: the Company has entered into an agreement to fund the assembly of a magnetic facility for research development and fabrication of magnetic memory.

c.	Communications and Information Technology Ontario: the Company is conducting applied research in cooperation with this organization.

To further these initiatives, the Company has recently hired Dr. Cynthia Kuper as Chief Technology Officer in January 2005.
The Company has a patent portfolio relating to the technology that it has under development.

The Company believes that there are substantial market opportunities available for it to commercialize its technology in conjunction with strategic partners. During the quarter ended April 30, 2005 the Company continued its strategic initiative to fortify and expand its patent portfolio which initiative will serve as the foundation of the business model for the next stages of development. The Company has also initiated preliminary discussions with potential strategic partners.

2.	Operations:

The Company has a small full-time staff compliment including the President, Chief Technology Officer and Chief Financial Officer along with several support staff. The bulk of the research being completed is through the Company’s strategic partners as described above.

The Company’s activities over the past several years have been to further pursue these research initiatives in conjunction with its collaboration partners and to continue to raise financing in order to support these initiatives.

3.	Financial:

The Company’s current status is as follows:

a.	It reports current and cumulative losses that are substantial.

b.
It continues to raise capital in order to fund its operations. In the 2004 fiscal year, it was successful in securing $867,500 of additional capital. It has raised $1,629,000 of additional capital in the 6 months ended April 30, 2005 ($968,000 in the 3 months ended April 30, 2005).

c.	The Company reports only a modest base of capital assets and has no current commitments to acquire additional capital assets.

d.	The Company has contingent obligations with respect to potential royalty payments with respect to its various license agreements.

e.
The Company is aware of one legal claim relating to a subsidiary. The claim is for a total of $887,000; there has been minimal activity with respect to this claim over the past several years. Management is of the view that the claim against the Company will not be successful and accordingly has not provided for any potential settlement of this claim.

4.	Compliance Matters:

The Company has limited personnel and historically has identified weaknesses in its internal control and reporting procedures.

In fiscal 2004, the Ontario Securities Commission advised the Company that certain of its quarterly filings, which were reported in Canadian dollars, did not reflect the appropriate reporting currency which is in United States dollars. Accordingly, the Company revised and refiled its quarterly financial statements.

The Company has undertaken to improve its reporting and control procedures and to that end hired a new Chief Financial Officer in mid-2004 and has since added additional accounting personnel. The Company believes that it is now better positioned to develop the appropriate internal control and reporting procedures so as to fully comply with all of the regulatory requirements related thereto.

5.	Accounting Policies:

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which in the Company’s case conform in all material respects to generally accepted accounting principles in the United States.

6.	Key Variables:

In order for the Company to be successful in future, to develop licensing agreements and to realize profitable operations, it must successfully complete its research initiatives, identify strategic partners and enter into licensing agreements with such partners. It must continue to raise the required level of capital in order to support these initiatives.

The discussion and analysis of financial condition and results of operations for the years ended October 31, 2004, 2003, 2002, 2001, 2000 and 1999 have previously been released and should be read in conjunction with the consolidated financial statements and related notes in this report, which are prepared in accordance with Canadian generally accepted accounting principles which, as noted above, in the Company’s case conform in all material respects to generally accepted accounting principles in the United States.

Further information with respect to the material presented in the overview commentary as above is presented by caption as below.

II.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize it assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses in its development stage. It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

The Company’s ability to continue as a going concern is in substantial doubt and it is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing, and successfully bringing its technology to the market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

III.	OPERATING RESULTS

Table 1 sets forth selected information from the quarterly consolidated statements of operations and deficit for the quarters ending October 31, 2003 through April 30, 2005.

Table 2 sets forth selected information from the quarterly consolidated balance sheets as at the quarters ending October 31, 2003 through April 30, 2005.

Table 3 sets for the financing which the Company has secured in the 2003 - 2004 fiscal years and during the current fiscal year through April 30, 2005.

Quarter ending April 30, 2005 compared to quarter ending April 30, 2004:

The Company reported interest income of $301 for the quarter ending April 30, 2005 (2004: $3,658).

The loss for the quarter ended April 30, 2005 was ($474,227) compared to ($70,876) for the quarter ending April 30, 2004. The increased loss totals $403,351 and is attributable to:

a.
Professional fees increased to $253,653 in the quarter ending April 30, 2005 (2004: ($9,838)). As a result of additional legal costs pertaining to patent related activity and as a result of the expenses associated with the hiring of a Chief Technology Officer subsequent to the end of fiscal 2004.

b.	Research and development costs increased to $116,869 in the quarter ending April 30, 2005 (2004: $40,568) reflecting the Company’s expanded R&D initiatives.

c.
Administrative costs were $43,240 in the quarter ending April 30, 2005 (2004: $19,404) reflecting additional office related expenses pertaining to the Chief Technology Officer, higher insurance expenses and higher communication related costs.

d.
Travel and entertainment costs were $37,936 for the quarter ending April 30, 2005 (2004: $6,080) reflecting higher airfare and hotel related costs associated with the Chief Technology Officer, the travel costs associated with raising additional capital and costs incurred with respect to ongoing discussions with potential strategic partners.

e.	Wages and salaries for the quarter ending April 30, 2005 were $19,996 (2004: $10,194) reflecting the hiring of additional accounting staff.

IV.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The Company currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell products utilizing its memory technologies. As at April 30, 2005, the Company’s net working capital position was $863,594 (2004: $118,251). As outlined in Table 3 the Company continues to secure capital to finance its operations.

Micromem currently has no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options in order to meet its cash flow needs until it can generate revenues.

Micromem has granted to its directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant.

Micromem has no material commitments for capital expenditures as of April 30, 2005.

V.	CRITICAL ACCOUNTING POLICIES

The Company's financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for, pre-paid and deposits, pre-development costs and capital assets, patent rights and other assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount. The Company's significant accounting policies are set forth in Note 3 to its consolidated financial statements, which should be read in conjunction with management's discussion of the Corporation's critical accounting policies and estimates set forth below.

Accounts recorded in foreign currency have been converted to United States dollars as follows:

-	Current assets and current liabilities at exchange rates at the end of the year;
-	Other assets at historical rates;
-	Revenue and expenses are translated at the average monthly exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and
-	Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

The Company is in the development stage. Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP.

VI.	COMMITMENTS AND CONTINGENCIES:

a.	Research Collaboration and Infrastructure Agreements:

1.	Materials and Manufacturing Ontario:

On October 24, 2002, Micromem entered into a two year Research Collaboration Agreement with Material and Manufacturing Ontario (“MMO”), a not-for-profit organization funded by the provincial government, the University of Toronto (“U of T”) and a researcher employed by U of T to fund the research on Magnetic Structure development for Hall effect memory devices.

Under the terms of the agreement, the Company has committed to contribute $87,432 (Cdn $136,175) and $18,000 (Cdn $28,000) in cash and in-kind contribution, respectively, per year to fund the research. As at October 31, 2004, the Company has met all of its obligations under this agreement.

On November 12, 2003, Micromem entered into a second research collaboration agreement with MMO and the U of T for research and development associated with magnetic memory devices. Under the second agreement, in the first year and upon renewal in the second year, MMO will grant $58,900 (equivalent to Cdn. $85,000) in cash funding and Micromem will contribute $56,130 (equivalent to Cdn. $81,000 in cash funding and additionally will make $30,770 (equivalent to Cdn. $44,400) of in-kind contributions, all towards the research collaboration, each year. At October 31, 2004, the Company has met all of its obligations under the agreement. Micromem will have sublicensing rights for the use of any new technology developed (“Technology Developed”) under this research with an annual royalty payable in perpetuity to MMO based on a percentage of revenues from the sale of products incorporating the Technology Developed.

2.	University of Toronto:

On November 1, 2002, the Company entered into an Infrastructure Agreement with U of T to fund the assembly of a magnetic memory facility (“MMF”) for research, development and fabrication of magnetic memory. U of T has agreed to use the MMF in connection with, among other things, research to be conducted pursuant to collaborations between Micromem and U of T.

The terms of the agreement provide that Micromem is to contribute $249,463 (equivalent to Cdn. $360,000) in cash to fund the direct costs of the MMF. The contribution has been included as a research and development expense in the consolidated statements of operations and deficit.

3.	Communications and Information Technology Ontario:

On December 10, 2002, Micromem entered into a two year Collaborative Research Agreement with Communications and Information Technology Ontario (“CITO”) U of T and Dr. Harry Ruda. For the first year, CITO provided funding of $106,715 (equivalent to Cdn. $154,000) and Micromem contributed $31,875 (equivalent to Cdn. $46,000). For the second year, CITO provide funding of a further $107,715 (equivalent to Cdn. $154,000) and Micromem provided funding of a further $31,875 (equivalent to Cdn. $46,000). Micromem has further provided $67,632 (equivalent to Cdn $97,600) of in-kind contributions to the research collaboration.

4.	Equipment Transfer Agreement:

On March 1, 2003, Micromem entered into an agreement with U of T whereby Micromem has contributed equipment and supplies with an estimated value of $200,000. The equipment was previously used by Pageant Technologies (U.S.A.) Inc., at Pageant’s former Kansas City, Missouri lab facility until its closure in August 2002.

b.	Technology development agreement:

On March 14, 2001, the Company’s subsidiary, Pageant, entered into a three-year technology development agreement with Estancia and Lienau to continue the development of the Technology. Under the terms of the agreement, Pageant committed to pay Estancia $215,000 per year, payable on a monthly basis in arrears, and committed to incur expenditures in connection with the development expenses of up to a maximum of $500,000 per agreement year.

On April 23, 2002, the technology development agreement was amended to extend its term for an additional eight-month period through November 2004. The go-forward payments were renegotiated as $62,707 between May - October 2002, $197,086 during fiscal 2003 and $143,330 during fiscal 2004.

The development efforts under this agreement ceased in July 2002. The Company reports approximately $287,000 in accounts payable and accrued liabilities with respect to this agreement as of October 31, 2004 (at October 31, 2003: $143,000).

c.	Operating leases:

The Company has operating lease commitments which expire in 2006 in respect of its head office. The future minimum annual lease payments are approximately as follows:

2005	93,500
2006	15,500
$109,000

d.	Legal matters:

Pageant Technologies (U.S.A.) Inc. has been named as a defendant in legal actions relating to tenant improvements on a leased property, including an action claiming damages of approximately $887,000 alleging breach of contract under a construction contract entered into by Clear Blue Laboratories, Inc. (“Clear Blue”). The landlord of the leased property is also claiming damages from Pageant Technologies (U.S.A.) Inc. Pageant Technologies (U.S.A.) Inc. assigned its rights under the lease to Clear Blue, however, Pageant Technologies (U.S.A.) Inc. is allegedly obligated to pay the lease payments should the assignee default under the contract. The landlord is claiming damages of approximately $887,000.

The outcome of these actions is uncertain and Pageant Technologies (U.S.A.) Inc. is vigorously defending all actions in which it is named as a defendant. It is, therefore, not possible to provide an estimate of the financial effects, if any, of the actions. No losses related to these actions have been accrued in these consolidated financial statements. It is possible that the outcome of these claims could represent a material amount.

In the normal course of business, the Company and its subsidiaries are involved in various legal actions. In management’s opinion, the ultimate disposition of these actions, individually or in aggregate, will not have a material adverse effect on the financial condition of the Company.

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

e.	Royalty obligations:

Under the terms of the Research Collaboration and Infrastructure Agreements with MMO the University of Toronto and Communications and Information Technology Ontario, the Company is committed to potential royalty payments in each case when a license agreement is finalized with respect to the technology relating to such agreements. As and when the research work is completed the Company will enter into a license agreement whereby:

a.
The collaboration partner in each case shall retain a non-exclusive royalty free worldwide perpetual license to use the Intellectual Property for its research, teaching and administrative purposes only.

b.	The collaboration partner shall receive an annual royalty payment calculated as:

i.	4% of the revenues generated by the Company from the manufacture and sale of products to the extent that such products directly and specifically pertain to the related Intellectual Property.

ii.	A maximum of 20% of the revenues generated by the Company from the sublicensing of the related Intellectual Property,

subject to an overall total payment of $500,000. Once the overall payments equal $500,000, then the future royalty rate is reduced to 1% in each of case (i) and (ii) above.
Certain interests under the Agreement with Estancia reverted to Estancia on March 9, 2004. On this basis, to the extent that revenues are generated by the Company relating directly and specifically to the Venram Patents, the Company is obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

VII.	SUBSEQUENT EVENTS:

The following significant subsequent events are noted:

a.	The Company revised its stock option plan and awarded options as follows:

i.	300,000 options to a director of the Company at an exercise price of $.72 per share.

ii.	400,000 options to an officer of the Company at an exercise price of $.72 per share.

iii.	1,800,000 options to the President of the Company at an exercise price of $.72 per share.

b.	These options expire in May 2010 if unexercised:

i.	Exercise price of $.68 per share. Accordingly the Company realized proceeds of $13,600.

ii.	1,800,000 options were exercised by the President of the Company at an exercise price of $.30 per share. Accordingly the Company realized proceeds of $540,000.

c.
The Company entered into a financial advisory services agreement with an arms-length entity and issued as consideration 800,000 purchase warrants. Each warrant entitles the holder to purchase and subscribe for one common share at $.70 per share on or before December 31, 2006.

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			Table 1

Micromem Technologies Inc
Management Discussion and Analysis
April 30, 2005

Unaudited quarterly financial information (all amounts in United States dollars)

			Loss/share
Quarter ending	Revenues	Loss for the quarter	Basic and fully diluted

April 30, 2005	301	(474,227)	(.01)

January 31, 2005	289	(453,523)	(.01)

2004 Fiscal year
October 31, 2004	117	(441,309)	(.01)

July 31, 2004	450	(239,869)	(.01)

April 30, 2004	3,658	(70,876)	-

January 31, 2004	521	(192,294)	(.01)
	4,746	(944,348)	(.02)

2003 Fiscal year
October 31, 2003	3,036	(642,503)	(.01)

July 31, 2003	642	(165,261)	(.01)

April 30, 2003	1,142	(427,609)	(.01)

					Table 2

Micromem Technologies Inc.
Management Discussion and Analysis
April 30, 2005

Selected Balance Sheet Information (all amounts in United States dollars)

Quarter ending	Working Capital	Capital assets	Other	Total	Shareholders
		at NBV	Assets	Assets	equity (deficit)

April 30, 2005	863,594	2,469	-	1,322,069	866,063

January 31,2005	444,593	2,697	-	896,764	447,290

October 31, 2004	34,685	2,925	-	474,234	37,610

July 31, 2004	241,860	2,539	-	478,857	244,399

April 30, 2004	118,251	1,017	-	316,238	119,268

January 31, 2004	14,856	-	-	273,561	(14,856)

October 31, 2003	100,670	3,768	-	350,138	104,438

July 31, 2003	376,440	9,787	457,185	911,188	843,264

April 30, 2003	547,657	14,629	469,009	1,257,789	1,031,295

January 31, 2003	1,216,669	125,978	473,247	1,899,665	1,815,894

October 31, 2002	985,551	98,654	307,698	1,583,422	1,391,903

									Table 3

Micromem Technologies Inc.
Management Discussion & Analysis
for the 6 months ending April 30, 2005
(with comparative data)

Financing raised by the Company (all amounts in United States dollars)

	2005			2004			2003
	shares	price/share	$	shares	price/share	$	shares	price/share	$

Private placement
February 2005	14,000	0.75	10,500
March 2005	1,300,000	0.65	845,000
December 2004	1,028,344	0.60	617,000
December 2003	1,406,250	0.80	112,500	500,000	0.08	40,000
December 2003				300,000	0.11	33,000
August 2003							2,031,250	0.08	162,500

Exercise of warrants

February 2005
December 2004	400,000	0.11	44,000
Aug - Oct 2004				2,031,250	0.08	162,500
June - Sept 2004				1,000,000	0.08	80,000
October 2004				200,000	0.11	22,000

Exercise of options				5,300,000	0.10	530,000
	4,148,594		1,629,000	9,331,250		867,500	2,031,250		162,500

Financing raised subsequent to April 30, 2005

Exercise of options
20,000 options @ $.68/share = $13,600 proceeds
1,800,000 options @ $.30/share = $540,000 proceeds